EXHIBIT INDEX

EXHIBIT A:
  Attachment to item 77B:
  Accountants report on internal control

EXHIBIT B:
  Attachment to item 77C:
  Submission of matters to a vote of Security holders.
------------------------------------------------------------------

EXHIBIT A:
Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of the 40|86 Strategic Income Fund:

In planning and performing our audit of the financial statements of the 40|86 Strategic Income Fund (the "Fund") for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, not to provide assurance on internal control.

The management of the Fund is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with generally accepted accounting principles. Those controls include the safeguarding of assets against unauthorized acquisition, use or disposition.

Because of inherent limitations in internal control, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the Public Company Accounting Oversight Board (United States). A material weakness, for purposes of this report, is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation, including controls for safeguarding securities that we consider to be material weaknesses as defined above as of June 30, 2004.

This report is intended solely for the information and use of the Trustees, management and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP
Indianapolis, Indiana
August 24, 2004



EXHIBIT B:
SUBMISSION OF MATTER TO A VOTE OF SECURITY HOLDERS:

An annual shareholders' meeting was held on March 25, 2004, for 40|86 Strategic Income Fund. Shareholders were asked to vote on one issue: election of member to the Board of Trustees.

Proposal 1  -  Election of Trustee

NOMINEE
Robert L. Cook

FOR
6,080,524

AGAINST
52,678

NON-VOTING SHARES
706,459

TOTAL VOTING SHARES
6,133,202